UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2019

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. On September 29, 2017 we filed the First Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2018 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 30, 2017. On September 28, 2018 we filed the Second Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2019 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 19, 2018. Pursuant to the Offering Statement and its subsequent amendments, we offered up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,562,000 of Bonds.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 152,000 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $30,000,000 from Nevada State Bank of which $29,500,000 was funded on the acquisition of Lake Mead Crossing and the unfunded balance of $500,000 was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Parents and LM Development, of which $0 was outstanding as of June 30, 2019. We ultimately repaid an aggregate of $13,360,704 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan I, allocated between LM Partners and LM Development, all of which was repaid as of June 30, 2019.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and resulted in a gain of $1,738,882. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan I.

As of June 30, 2019, the portion of Lake Mead Crossing owned by LM Partners is 97.14% leased and the portion of Lake Mead Crossing owned by LM Development is 50.72% leased.

We used Bond proceeds to repay the GK Development Loan I in 2017.

2700 Ygnacio

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet.

As of June 30, 2019, 2700 Ygnacio is 78.85% leased to numerous tenants and the leases are expiring on various dates between 2018 and 2022. Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property, under a lease currently scheduled to expire on October 31, 2019.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000 from Mutual of Omaha Bank, of which $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender, (ii) an interim loan from GK Development of $2,305,000, or the GK Development Loan II, and (iii) proceeds from this offering of $1,750,000.

We used Bond proceeds to repay the GK Development Loan II in 2017.

LA Fitness Center

On May 31, 2019, our Company formed GK Clearwater LA Fitness LLC, an Illinois limited liability company (“Clearwater LA Fitness”), as a wholly-owned subsidiary for the purpose of acquiring a fee interest in certain real property located in a portion of the Clearwater development in Oak Brook, Illinois (the "LA Fitness Center") through a special purpose entity.

On July 9, 2019, Clearwater LA Fitness acquired the LA Fitness Center in Oakbrook, Illinois for approximately $15,511,026. After pro-rations and closing costs, the acquisition was financed using (i) $6,241,159.32 in cash, and (ii) notes to KeyBank National Association in total principal amount of $9,269,866.35 with the maturity date on July 9, 2022. The note is secured by the property and a limited recourse guaranty of an individual related to the Manager.

Financial Summary

For the six-month period ended June 30, 2019, we had revenue of $3,005,826, consolidated net loss before depreciation, amortization of $431,750 and a consolidated net loss of $1,693,968.

For the six-month period ended June 30, 2018, we had revenue of $2,905,125, consolidated net income before depreciation and amortization of $348,514 and consolidated net loss of $1,093,358.

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2019, from January 1, 2019 to June 30, 2019.

As of June 30, 2019, we had the following two assets, (i) a commercial rental property located in Henderson, Nevada, known of Lake Mead Crossing, which consists of multiple buildings aggregating approximately 152,000 square feet of rentable commercial space and (ii) a Class A office building located in Walnut Creek, California consisting of approximately 152,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased on November 12, 2015 and GK Development, Inc. assumed management responsibilities on May 1, 2016. 2700 Ygnacio was purchased on January 30, 2017 and GK Development, Inc. assumed management responsibilities on that acquisition date.

In the six-month period from January 1, 2019 through June 30, 2019, our total revenues from operations amounted to $3,005,826. Operating costs for the same period, including depreciation and amortization of $1,262,218 but excluding interest expense of $2,356,945, amounted to $2,347,849. This resulted in operating loss of $1,693,968, after taking into interest expense of $2,356,945 and certain other miscellaneous items of income and expense.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of June 30, 2019, we had cash on hand of $8,263,307 and restricted cash (funded reserves) of $321,606. The funded reserves are comprised of (i) tenant improvement reserves of $270,864, which is required as a condition precedent of the mortgage loans payable and (ii) a bond service reserve of $50,742, which is required pursuant to the Bond Indenture Agreement which requires that 7% of the gross proceeds from this offering be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations through October 17, 2018. We offered investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,562,000 of Bonds. The Bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The proceeds from the offering received to date have been used for the acquisitions of 2700 Ygnacio and LA Fitness Center, to partially repay the loans from GK Development and to pay down GKSI IV Loan, related to our acquisition of Lake Mead Crossing.

The loan from Barrington Bank was previously scheduled to mature on November 12, 2017, however, a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

As of June 30, 2019, $33,562,000 of Bonds had been sold.

LM Partners sold a building containing approximately 7,800 rentable square feet to PDCS for $4,000,0000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan. The pay down of the debt reduced the future liquidity requirements of our Company.

Trend Information

On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,562,000 of Bonds in the offering. We have used the net proceeds from the offering to pay down existing indebtedness and pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

Item 2.   Other Information

None.

Item 3.    Financial Statements

GK Investment Holdings, LLC
Consolidated Balance Sheets
June 30, 2019 and December 31, 2018

	(Unaudited)
	June 30,	December 31,
	2019	2018
ASSETS
Rental properties	$55,479,465	$55,572,454
Less: Accumulated depreciation	4,349,917	3,822,213
	51,129,548	51,750,241

Cash	8,263,307	1,860,220
Accounts receivable - tenants	43,738	101,966
Accrued rent receivable	301,683	212,024
Deferred leasing costs - Net	665,582	607,024
Lease intangibles - Net	1,113,870	1,738,414
Restricted cash - funded reserves	321,606	852,946
Due from affiliate	115,814	18,288
Other assets	628,726	40,146

Total assets	$62,583,874	$57,181,269

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES
Notes payable - Net	$37,221,289	$37,677,510
Bonds payable - Net	29,716,345	21,779,147
Prepaid rent	34,628	119,738
Lease intangibles - Net	1,373,766	1,555,543
Accrued interest	191,264	170,068
Other accrued liabilities	44,356	177,053
Due to affiliates	18,665	21,064
Tenant security deposits	126,603	130,220

Total liabilities	68,726,916	61,630,343

Commitments and Contingencies (Notes 6, 7, 8 and 9)	-	-

Members' Equity (Deficit)
Members' Equity (Deficit)	(6,143,042)	(4,449,074)

Total liabilities and members' (deficit)	$62,583,874	$57,181,269

GK Investment Holdings, LLC
Consolidated Statements of Operations (Unaudited)
Six Months Ended June 30, 2019 and 2018

		(Unaudited)
	(Unaudited)	(Restated)
	2019	2018
Revenues	$3,005,826	$2,905,125

Operating Expenses
Operating expenses	517,338	517,509
Insurance	54,853	52,523
Management fees	129,528	108,522
Professional fees	178,966	38,914
Real estate taxes	204,946	187,375
Depreciation and amortization	1,262,218	1,441,872
	2,347,849	2,346,715

Other Income and (Expense)
Interest income	135	196
Interest expense	(2,356,945)	(2,205,547)
Miscellaneous income	4,865	6,520
	(2,351,945)	(2,198,831)

Consolidated Net Loss	$(1,693,968)	$(1,640,421)

GK Investment Holdings, LLC
Consolidated Statements of Members' Equity (Deficit)
Six Months Ended June 30, 2019 and for the Year Ended December 31, 2018

	(Unaudited)
	Six Months	Year Ended
	Ended	December
	June 30,	31,
	2019	2018

Balance - Beginning of Period	$(4,449,074)	$(1,136,879)

Consolidated Net Loss	(1,693,968)	(3,312,195)

Balance - End of Period	$(6,143,042)	$(4,449,074)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2019 and 2018

		(Unaudited)
	(Unaudited)	(Restated)
	2019	2018
Cash Flows from Operating Activities

Consolidated Net Loss	$(1,693,968)	$(1,640,421)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	1,262,218	1,441,872
Amortization of above-market leases	132,648	200,961
Accretion of below-market leases	(181,777)	(207,575)
Accrued rent receivable	(89,659)	(16,015)
Amortization of debt issuance costs and debt discount	72,543	653,457
Amortization of bond issuance costs and bond discount	418,008	84,015
Changes in:
Accounts receivable - tenants	58,228	13,553
Due from affiliate	(97,524)	-
Other assets	(588,580)	10,609
Accounts payable	-	9,751
Prepaid rent	(85,110)	31,049
Accrued interest	21,196	(5,625)
Other accrued liabilities	(132,697)	(21,568)
Due to affiliates	(2,399)	(1,140)
Tenant security deposits	(3,617)	(1,057)

Net cash provided by operating activities	(910,490)	551,866

Cash Flows from Investing Activities
Additions to rental properties	(16,389)	(321,395)
Payments of deferred leasing commissions	(191,800)	(24,107)

Net cash (used in) investing activities	(208,189)	(345,502)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2019 and 2018

		(Unaudited)
	(Unaudited)	(Restated)
	(Continued)	(Continued)
	2019	2018

Cash Flows from Financing Activities
Repayment of related party / notes payable	$-	$(3,515,000)
Payments of notes payable	(528,764)	(509,708)
Proceeds from bonds payable, net of discount	8,423,672	4,835,000
Redemptions of bonds payable, net	(263,300)	-
Payment of bond issue costs	(641,182)	(525,485)

Net cash provided by financing activities	6,990,426	284,807

Net Increase in Cash and restricted cash	5,871,747	491,171

Cash and restricted cash - Beginning of period	2,713,166	1,765,754

Cash and restricted cash - End of period	$8,584,913	$2,256,925

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,845,198	$1,473,700

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $33,158,450 and $24,387,750 were sold as of June 30, 2019 and December 31, 2018, respectively (Note 7). The Bonds are unsecured indebtedness of GKIH.

The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. LM Parent, LM Development and Ygnacio are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of June 30, 2019, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Ygnacio – 100% owned by GKIH.

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017.

The acquisition of Lake Mead Crossings was financed as follows:

LM Parent - (i) a first mortgage loan in the maximum amount of $30,000,000, of which $29,500,000 was funded upon acquisition; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $7,210,298 was funded to LM Partners upon acquisition and (iii) an interim loan from GK Development, Inc. of which $2,608,100 was funded upon acquisition.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

LM Development - (i) a first mortgage loan in the original amount of $2,700,000; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $339,702 was funded to LM Development upon acquisition and (iii) an interim loan from GK Development, Inc. of which $20,000 was funded upon acquisition.

The acquisition of Ygnacio was financed with (i) bond proceeds in the amount of $1,750,000; (ii) a first mortgage loan in the maximum amount of $11,325,000, of which $500,000 was retained by the lender to establish a tenant improvement/lease commission escrow reserve; and (iii) an interim loan from GK Development, Inc. of which $2,305,000 was funded upon acquisition.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Restricted Cash – Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement for a period of twenty-four months commencing from the first bond closing date (October 17, 2016).

The following table presents a reconciliation of the beginning of year and end of year cash and restricted cash – funded reserves reported on the Company’s consolidated balance sheets to the totals shown on its consolidated statements of cash flows:

	For the six-months ended
	June 30,
	2019	2018
Beginning of year
Cash	$1,860,220	$788,301
Restricted cash - funded reserves	852,946	977,453
Cash and restricted cash - funded reserves	$2,713,166	$1,765,754

End of period
Cash	$8,263,307	$1,569,096
Restricted cash - funded reserves	321,606	687,829
Cash and restricted cash - funded reserves	$8,584,913	$2,256,925

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments.
●
Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases.
●
Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee.  We recognize this variable lease consideration only when each tenant’s sales exceed the applicable sales threshold.
●
We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.
●
Rental income may also include payments received in connection with lease termination agreements.  Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.
●
Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as accrued rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. We accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

 Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2019 and December 31, 2018, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be presented net with income related to leases on the accompanying consolidated statements of operations. There was no bad debt expense recorded as of June 30, 2019 or 2018.

Rental Properties - Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon an independent third-party appraiser. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs.

Impairment of Assets - The Company reviews the recoverability of long lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of June 30, 2019 and December 31, 2018.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Debt Issuance Costs and Debt Discounts – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. Debt discounts are specifically related to additional amounts due under the agreements with GKSI IV, LLC (Note 6) related to the financing of the Lake Mead property. Collectively, these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs and debt discounts are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the debt liability. Unamortized costs are expensed when the associated debt is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Upon the acquisition of both Lake Mead Crossings and Ygnacio (the “Properties”), the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Upon the acquisition of the Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Properties to its occupancy level at the date each Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2019 and December 31, 2018, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Changes in Accounting Policies - In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (ASC 606),” which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard states that “an entity recognized revenue to depict the transfer of promised goods or services.” While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The Company’s adoption of the standard on January 1, 2018 did not have an impact on the pattern of revenue recognition.

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash,” which requires that the statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This standard states that transfers between cash, cash equivalents, and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. On January 1, 2018, the Company adopted the standard and retrospectively applied the guidance of the standard to the prior period presented, which resulted in a decrease of $835,945 in net cash used in investing activities on its consolidated statements of cash flows for the year ended December 31, 2017.

In February 2017, FASB issued ASU 2017-05, “Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets,” which clarifies the scope of asset derecognition and adds further guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with non-customers. The Company has concluded that property sales represent transactions with non-customers. Sales of property generally represent only one performance obligation and are recognized when an enforceable contract is in place, collectability is ensured and control is transferred to the buyer. The Company’s adoption of this standard on January 1, 2018 did not have a significant impact on its consolidated financial statements as there were no sales of property during the year.

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02. “Leases (Topic 842)” which results in lessess recognizing most leased assets and corresponding lease liabilities on the balance sheet. Lessor accounting remains substantially similar to previous accounting; however, certain refinements were made to conform the standard with the recently issue revenue recognition guidance in ASUC 2014-09 “Revenue From Contracts With Customers”, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. ASC 842 also limits the capitalization of leasing costs to initial indirect costs.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

This new guidance, including related ASUs that have subsequently been issued, requires lessees to recognize a liability to make lease payments and a right-of-use asset, initially measured at the present value of lease payments, for both operating and financing leases. For leases with a term of 12 months or less, lessees are permitted to make an accounting policy election by class of underlying asset to not recognize lease liabilities and lease assets. The guidance allows lessors to make an accounting policy election, by class of underlying asset, to not separate non-lease components from lease components if certain requirements are met. The guidance also provides an optional transition method which would allow entities to initially apply the new guidance in the period of adoption, recognizing a cumulative-effect adjustment to the opening balance of retained earnings, if necessary, and provides a package of three practical expedients whereby companies are not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification (operating vs. capital/financing leases) for any expired or existing leases and (iii) initial direct costs for any existing leases.

Further, the guidance requires (i) lease-related revenues to be presented in a single line item rather than the current presentation which separates them between “rental income” and “tenant recovery income” on the consolidated statements of operations and other comprehensive (loss) income and (ii) bad debt expense to be presented as an adjustment to revenue rather than the current presentation within “operating expenses” on the consolidated statements of operations and other comprehensive (loss) income. The standard also requires that lessors expense, on an as-incurred basis, certain indirect initial costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalized and therefore this new standard may result in certain of these costs being expensed as incurred after adoption.

We do not have any leases whereby we are the lessee, as such, we did not have any financial statement impact upon adoption. For leases with a term of 12 months or less, we have made an accounting policy election by class of underlying asset to not recognize lease liabilities and lease assets. Incremental direct leasing costs may be capitalized under the new guidance, which is consistent with our existing policies. We have adopted the package of three practical expedients. With regards to the presentation of revenue, the Company has presented income related to leases as a single line item, net of bad debt expense, on the consolidated statements of operations beginning in 2019.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Restatements Resulting from Correction of an Error – In order to better reflect the terms of the Loan Agreement with GKSI IV (Note 6) related to the Yield Maintenance Fee and the related Distribution Agreement, which are described more fully in Note 6, the consolidated financial statements for the period ended June 30, 2018 have been restated report the debt discounts related to these agreements. Previously, the estimated amounts that were due and payable under these agreements were disclosed as a potential future liability in the notes to the consolidated financial statements. In hindsight, management has determined that the agreements with GKSI IV created obligations that the Company was liable for upon entering the agreements on November 12, 2015. As such, the note payable balance should have been increased for the estimated amounts to become due, with a corresponding offset to debt discount, which are reported as a direct reduction from the carrying amount of the related debt instrument. These amounts due for Yield Maintenance Fees are amortized over a straight-line basis over the 12-month period in which they relate to and the amounts due related to the Distribution Agreement are amortized over a straight-line basis, which approximates the effective interest method, over the term of the respective loan agreement. The effects of the restatement are as follows:

	Previously Reported (June 30, 2018)	Adjustment	Restated
For the Period ended June 30, 2018

Consolidated Statement of Operations
Interest expense	(1,658,484)	(547,063)	(2,205,547)
Total Other Income and (Expense)	(1,651,768)	(547,063)	(2,198,831)

Consolidated Net Loss	$(1,093,358)	$(547,063)	$(1,640,421)

Consolidated Statement of Cash Flows
Consolidated Net Loss	(1,093,358)	(547,063)	(1,640,421)
Amortization of debt issuance costs and debt discount	106,394	547,063	653,457
Net cash provided by operating activities	551,866	-	551,866

Note 2 - Rental Properties

Rental properties and depreciable lives are summarized as follows:

	Depreciable Life - Years	June 30, 2019	December 31, 2018

Land	-	$25,833,373	$25,833,373
Land Improvements	10	2,516,513	2,516,513
Building	35 - 40	25,088,811	25,088,811
Tenant Improvements	(a)	2,034,373	2,127,362
Furniture and Fixtures	7	6,395	6,395
Total cost		55,479,465	55,572,454

Accumulated depreciation		4,349,917	3,822,213

Net rental properties		$51,129,548	$51,750,241

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $637,082 and $656,058 for the periods ended June 30, 2019 and 2018, respectively.

Note 3 – Deferred Leasing Costs

Deferred leasing costs are summarized of follows:

	Basis of Amortization	June 30, 2019	December 31, 2018

Lease commissions	Lease terms	$1,476,934	$1,315,200

Accumulated amortization		811,352	708,176

Deferred leasing costs - net		$665,582	$607,024

Total amortization expense charged to operations amounted to $133,242 and $139,254 for the periods ended June 30, 2019 and 2018, respectively.

Note 4 - Lease Intangibles

Lease intangible assets are summarized as follows:

	June 30, 2019	December 31, 2018

Above-market leases	$1,282,002	$1,282,002
In-place leases	4,766,871	5,066,754
	6,048,873	6,348,756

Accumulated amortization
Above-market leases	1,236,430	1,103,781
In-place leases	3,698,573	3,506,561
	4,935,003	4,610,342

Lease intangible assets - net	$1,113,870	$1,738,414

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $132,648 and $200,961 for the periods ended June 30, 2019 and 2018, respectively. Total amortization expense, attributable to in-place leases amounted to $491,894 and $646,560 for the periods ended June 30, 2019 and 2018, respectively. Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2019 (remaining six months)	$322,906	$45,572	$368,478
2020	228,613	-	228,613
2021	163,458	-	163,458
2022	85,778	-	85,778
2023	73,168	-	73,168
Thereafter	194,375	-	194,375
Total	$1,068,298	$45,572	$1,113,870

Note 4 - Lease Intangibles (continued)

Lease intangible liabilities consisted of:

	June 30, 2019	December 31, 2018

Below market leases	$2,747,167	$2,842,109

Accumulated accretion	1,373,401	1,286,566

Lease intangible liabilities - net	$1,373,766	$1,555,543

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $181,777 and $207,575 for the periods ended June 30, 2019 and 2018, respectively. Future accretion income for lease intangible liabilities is as follows:

Years Ending December 31	Total

2019 (remaining six months)	$168,888
2020	211,282
2021	177,553
2022	152,091
2023	148,246
Thereafter	515,706
Total	$1,373,766

Note 5 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

2700 Ygnacio, LLC (“Ygnacio”):

Tenant improvement/lease commission reserves: On acquisition, a reserve account in the amount of $500,000 was funded from the Mutual Bank of Omaha loan proceeds to be used to fund leasing commissions and tenant improvements approved by the lender. Ygnacio is not required to fund additional amounts into this reserve account. The funded reserves have been pledged as additional collateral for the Mutual Bank of Omaha mortgage loan.

GK Investment Holdings, LLC:

Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the second anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

On April 30, 2019, the Company terminated the offering and as of such date of termination, is no longer required to maintain the bond service reserve. Subsequent to June 30, 2019, the account was closed.

Restricted cash - funded reserves consisted of:

	June 30, 2019	December 31, 2018

Tenant improvement/lease commission reserves	$270,864	$391,975
Bond service reserve	50,742	460,971

	$321,606	$852,946

Note 6 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

Nevada State Bank

Concurrent with the acquisition of the Property, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the Property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”).

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,904.

NP 2 bears interest at 4.00% per annum and was payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments of $2,789.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $9,928,604 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan. Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements.

Note 6 - Notes Payable (continued)

GK Secured Income IV, LLC

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development (together, LM Partners, LM Parent and LM Development are referred to as “Lake Mead”). GKSI IV is managed by the Manager and the Sponsor of the Bonds. In January 2018, Lake Mead commenced repaying the GKSI IV loan out of bond proceeds and on January 4, 2019, the loan with GKSI IV was paid in full.

The loan bore interest at 8.00% per annum and required monthly interest only payments until maturity on November 12, 2018. The loan was collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions, and similar payments. Additionally, 25% of the outstanding principal balance was guaranteed by GK Development, Inc.

As a condition of the loan, the lender, GKSI IV, was obligated to pay a Yield Maintenance Fee to the Members of GKSI IV. In turn, Lake Mead was obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee on the Repayment Amount, which is defined as the Member’s unreturned capital contributions.

The Yield Maintenance Fee had variable interest rates as follows: (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date.

The purpose of the Yield Maintenance Fee is to fund the preferred return to the members of GKSI IV, per GKSI IV’s amended and restated operating agreement. The Yield Maintenance Fee is calculated based on the Member’s unreturned capital contributions, as noted above, and not on the amount of the loan. The Measurement Period is based on the day that the GKSI IV Member contributes their capital, and results in the full amount of the Yield Maintenance Fee being an obligation on the first day of the Measurement Period and continuing until the next anniversary of the Measurement Period. In total, Lake Mead incurred $1,967,620 related to Yield Maintenance Fees.

In addition, Lake Mead entered into a Distribution Agreement with GKSI IV, which provides that, in the event that GKSI IV has insufficient funds to pay in full the distributions provided for in GKSI IV’s operating agreement, Lake Mead shall pay the shortfall. When GKSI IV was formed, there was a variance of $1,492,735 between the amount raised by GKSI IV and the amount loaned to Lake Mead as a result of formation and syndication costs, i.e., the shortfall noted above.

Note 6 - Notes Payable (continued)

As of December 31, 2018, the entire loan was repaid, including Yield Maintenance Fees ($1,967,620) and amounts due under the Distribution Agreement ($1,414,601), and on January 4, 2019, a final payment of $78,134 was made under the terms of the Distribution Agreement. This amount was included in notes payable - net on the December 31, 2018 consolidated balance sheet. The Distribution Agreement between Lake Mead and GKSI IV also terminates upon this final payment.

Lake Mead Development, LLC (“LM Development”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 5.19% and 5.10% per annum at June 30, 2019 and December 31, 2018, respectively. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2022. The loan was previously scheduled to mature on November 12, 2017, however a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

The loan is secured by the rental property and a personal guarantee by a member of GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements.

Note 6 - Notes Payable (continued)

GK Secured Income IV, LLC

As noted above, concurrent with the acquisition of the rental property by LM Development, LM Development entered into a loan agreement with GKSI IV in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. See above for the terms of the GKSI IV loan.

In January 2018, LM Development repaid its outstanding principal balance of the GKSI IV loan of $394,000.

2700 Ygnacio, LLC (“Ygnacio”)

Mutual of Omaha Bank

Concurrent with the acquisition of the rental property by Ygnacio, Ygnacio entered into a loan agreement with Mutual of Omaha Bank in the maximum amount of $11,325,000 of which $10,825,000 was used to fund the acquisition of the rental property and the balance of $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender.

The loan bears interest at 4.50% per annum and is payable in monthly principal and interest payments of $63,373. The loan is scheduled to mature on February 1, 2024, however, the loan can be extended for an additional three-year period through February 1, 2027 at the mutual decision of both the borrower and lender, and at an interest rate to be set on or before December 3, 2023. The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan may be entirely prepaid subject to a prepayment penalty ranging from 0.5% to 2.0% of the amount prepaid during the first six years of the term of the loan. Thereafter, the loan can be prepaid without a prepayment penalty. In addition, the loan is subject to certain financial covenant measurements.

Note 6 - Notes Payable (continued)

Notes payable are summarized as follows:

	June 30, 2019	December 31, 2018

Nevada State Bank (NP 1)	$24,343,102	$24,697,764
Nevada State Bank (NP 2)	478,408	485,387
Barrington Bank & Trust Co. N.A.	2,471,100	2,503,800
Mutual of Omaha Bank	10,726,515	10,860,938

Total notes payable	$38,019,125	$38,547,889

	Basis of Amortization	June 30, 2019	December 31, 2018
	Straight-line
	over
Debt issuance costs	loan terms	$1,248,217	$1,443,787
Debt discount		-	3,460,355
Less: Accumulated amortization		450,381	4,033,763

Debt issuance costs - net		797,836	870,379

Notes payable - net		$37,221,289	$37,677,510

Total amortization expense of debt issuance costs and debt discount charged to operations amounted to $72,543 and $653,457 (restated) for the periods ended June 30, 2019 and 2018, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations.

Note 6 - Notes Payable (continued)

Future minimum principal payments are as follows:

Years Ending December 31	Total

2019 (remaining six months)	$535,781
2020	1,103,087
2021	1,151,598
2022	3,440,237
2023	1,181,067
Thereafter	30,607,355
Total	$38,019,125

Note 7 – Bonds Payable

The Company is offering 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022.

The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee. The Indenture Trust Agreement places certain financial covenants on the Company.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 9 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

As of June 20, 2018, the Company started a “Volume-Weighted Discount” to the public. The discount ranges from three to five percent depending on the volume of the bonds. The bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

Note 7 – Bonds Payable (continued)

On January 15, 2019, the Company adopted a “Bond Redemption Plan” which consists of 1) optional bond redemption and 2) death and disability redemption. For both redemption options, the bondholder must provide written notice and must request redemption of at least 50% of their bond holdings. Once a redemption request has been made, the Company has 120 days to redeem the bonds. In the event of an optional redemption, the price per bond is equal to $850 plus any accrued but unpaid interest. In the event of a death and disability redemption, and if the redemption is being made from the original purchaser of the bonds, the price per bond is equal to the price paid per bond; for all other persons seeking redemption, the price per bond is equal to $1,000. Both redemption options are subject to a redemption period of three calendar months. During the redemption periods, only 3.75% and 1.25% of the aggregate principal amounts of bonds outstanding can be redeemed for the optional redemption and death and disability redemption, respectively. For both redemption options, cash available for the redemptions is limited to available cash flows from operations or proceeds from the sale of assets.

On April 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,562,000 of bonds.

Bonds payable are summarized as follows:

		June 30, 2019	December 31, 2018

Bonds Payable		$33,158,450	$24,387,750

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$2,982,159	$2,340,977
Bond discount	bond terms	1,231,298	620,970
Less: Accumulated amortization		771,352	353,344

Deferred bond issuance costs - net		3,442,105	2,608,603

Bonds payable - net		$29,716,345	$21,779,147

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $418,008 and $84,015 for the periods ended June 30, 2019 and 2018, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations.

Note 8 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31	Total

2019 (remaining six months)	$2,452,000
2020	3,970,000
2021	3,078,000
2022	2,364,000
2023	1,811,000
Thereafter	1,747,000
Total	$15,422,000

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of December 31, 2018, four tenants currently occupy 70.98% of the leased space at the retail power center owned by LM Partners, representing approximately 44.50% of the future minimum base rental revenue under leases expiring on various dates between 2021 and 2025. These same tenants account for 31.31% and 32.39% of the minimum rents for the periods ended June 30, 2019 and 2018, respectively.

Lake Mead Development, LLC

As of December 31, 2018, two tenants currently occupy 100.0% of the leased space at the power center owned by LM Development, representing approximately 9.84% of the future minimum base rental revenue under leases expiring on various dates between 2022 and 2023. These same tenants account for 8.14% and 7.89% of the minimum rents for the periods ended June 30, 2019 and 2018, respectively.

2700 Ygnacio, LLC

As of December 31, 2018, two tenants currently occupy 62.76% of the leased office space at Ygnacio, representing approximately 7.59% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2021. These same tenants account for 24.89% and 25.71% of the minimum rents for the periods ended June 30, 2019 and 2018, respectively.

Note 9 - Related Party Transactions

Lake Mead Crossings and Ygnacio are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Ygnacio. In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

See Note 6 for the loans payable to (i) GK Development Inc., the Manager, and the Sponsor of the Bonds and (ii) GKSI IV, LLC, an entity managed by the Manager and the Sponsor of the Bonds.

With respect to related parties, amounts incurred consisted of the following:

	Six months ended June 30, 2019	Six months ended June 30, 2018
GK Development, Inc.
Management fees (3% or 5% of gross collections)	$104,178	$108,522
Leasing commissions - capitalized	188,474	17,759
Interest on loans	-	1,544
Bond issuance costs	222,302	123,308
	$514,954	$251,133

GKSI IV
Interest on loans (Note 6)	$-	$318,329

Total	$514,954	$569,462

Note 9 – Related Party Transactions (continued)

At June 30, 2019 and December 31, 2018, $115,814 and $18,288, respectively, was due from GK Development, Inc., and is included in due from affiliates on the accompanying consolidated balance sheets related to expenses paid by the Company on behalf of GK Development, Inc.

At June 30, 2019 and December 31, 2018, $18,665 and $21,064, respectively, was owed to GK Development, Inc., and is included in due to affiliates on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

Note 10 – Subsequent Events

On May 31, 2019, the Company formed GK Clearwater LA Fitness LLC, a wholly owned subsidiary for the purpose of acquiring property through a special purpose entity.

On July 9, 2019, GK Clearwater LA Fitness LLC acquired an LA Fitness center in Oakbrook, Illinois for approximately $14,850,000. After pro-rations and closing costs, the acquisition was financed with $6,116,000 of cash and $9,302,000 of debt. The note payable matures on July 9, 2022. The note bears interest at adjust daily LIBOR, as defined. Payments of interest only are due through July 10, 2020, at which time monthly principal payments of $16,393 plus interest are due through the maturity date, at which time all unpaid principal and interest is due. The note is secured by the property and a limited recourse guaranty of an individual related to the Manager. The note is also subject to certain financial reporting and performance-related covenants.

The consolidated financial statements and related disclosures include evaluation of events up through and including September 27, 2019, which is the date the consolidated financial statements were available to be issued.

Item 4.   Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)
Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Forced Sale Agreement among our company, the trustee and 1551 Kingsbury Partners, L.L.C, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)
Forced Sale Agreement among our company, the trustee, and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Forced Sale Agreement among our company, the trustee, and Garo Kholamian, incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(d)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C., incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(e)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(f)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(8)
Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	September 30, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	September 30, 2019